Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: July 5, 2006

For immediate release

Mittal Steel Announces Final Approval and Timetable of its Tender Offer for Arcelor

5 July 2006 – London/Rotterdam – Mittal Steel Company N.V. (“Mittal Steel”) today announces that the Luxembourg Commission de Surveillance du Secteur Financier (CSSF), the Belgian Commission Bancaire, Financière et des Assurances (CBFA), the Spanish Comision Nacional del Mercado de Valores (CNMV) and the French Autorité des marchés financiers (AMF) approved the second Information Document Supplement relating to Mittal Steel’s recommended offer for Arcelor on July 4, 2006. The Dutch Autoriteit Financiële Markten (AFM) has also approved today a third Share Prospectus Supplement.

A response prospectus containing the unanimous recommendation of Arcelor’s board of directors relating to Mittal Steel’s offer should be published shortly by Arcelor.

The acceptance period, during which shareholders are able to tender their shares into the offer, will last until 13 July 2006 (inclusive). Depending on the duration of the centralization process, the results of the offer should be announced on 26 July 2006 and the settlement and delivery of the offered shares and cash should occur on 1st August 2006.

For Mittal Steel Enquiries:

Nicola Davidson / Paul Weigh	Mittal Steel Company
+44 207 543 1162 / 1172

Julien Onillon / Do-Hyun An	Mittal Steel Company
+44 20 7543 1136 / 1150

UK media:	Maitland	Consultancy
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain, France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) in Europe, with the Commission de Surveillance du Secteur Financier (CSSF) in Luxembourg, the Commission Bancaire, Financière et des Assurances (CBFA) in Belgium, the Comisión Nacional del Mercado de Valores (CNMV) in Spain and the Autorité des marchés financiers (AMF) in France, including local versions of the Information Document approved by the CSSF, the CBFA and the AMF (AMF approval no. 06-139) on May 16, 2006 and by the CNMV on May 22, 2006 and local versions of supplements thereto approved by such regulators on May 31, 2006 (AMF approval no. 06-169) and July 4, 2006 (AMF approval no. 06-250), and a Share Listing Prospectus approved by the Autoriteit Financiële Markten (AFM) in The Netherlands on May 16, 2006 and supplements thereto approved by the AFM on May 31, 2006, Page 2 of 3

June 23, 2006 and July 4, 2006 and (2) with the Securities and Exchange Commission (SEC) in the United States, including a registration statement on Form F-4, a Prospectus for the exchange offer, Amended and Restated Prospectuses, and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document and the Share Listing Prospectus, including the supplements thereto, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Amended and Restated Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, the Spanish version of the Information Document is available on the CNMV’s website at www.cnmv.es, and the registration statement on Form F-4, the Amended and Restated Prospectus and related documents are available on the SEC’s website at www.sec.gov.